[Letterhead of Sutherland Asbill & Brennan LLP]

March 5, 2015

VIA EDGAR

James E. O’Connor, Esq.

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc

Registration Statement on Form N-2

(File No. 333-201432)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of CM Finance Inc (the “Fund”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on February 10, 2015 and March 5, 2015 regarding the Company’s registration statement on Form N-2 (File No. 333-201432) (the “Registration Statement”) filed on January 9, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

Facing Page

1.	Comment: The footnotes to the pricing table indicate that the securities being registered may be offered in “units.” Please provide a legal analysis discussing why an offering of “units” is consistent with the protections of the Investment Company Act based on a specific description of how and why the “units” are being offered. This analysis should describe how the individual securities in a “unit” will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Fund’s securities in “units.” In addition, please provide us with a representation that the Fund will not file a prospectus supplement for a take-down of an offering of “units” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Response: The Fund does not intend to offer “units” and has revised the language on the facing page accordingly.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

2.	Comment: Because the disclosure in the prospectus provides only a generic description of the “debt securities” that the Fund may issue, please provide us with a pro forma copy of a supplement that will be used in connection with offerings of “debt securities” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Response: A pro forma copy of a supplement that will be used in connection with offerings of “debt securities” has been filed as Exhibit 99.1 to the Registration Statement.

Prospectus

Front Cover

3.	Comment: Please consider bolding the following two sentences in the third paragraph on the cover page:

The companies in which we invest typically are highly leveraged, and, in most cases, our investments in such companies are not rated by national rating agencies. If such investments were rated, we believe that they would likely receive a rating which is often referred to as “junk.”

Response: The Fund has bolded the two referenced sentences in the third paragraph on the cover page of the Prospectus as requested.

4.	Comment: Please consider revising the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered “speculative,” as well as involving “a high degree of risk.”

Response: The Fund has revised the statement on the cover page of the Prospectus as requested.

5.	Comment: Please disclose in the first paragraph under “About This Prospectus,” that the Fund will not receive the proceeds from any sales of the shares being registered by the Fund on behalf of the selling shareholders.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund has added disclosure in the first paragraph under “About This Prospectus” in the Prospectus as requested.

Portfolio Composition, page 2

6.	Comment: The disclosure, on page 2, states: “At September 30, 2014, the weighted average total yield of debt and income producing securities at amortized cost (which includes income and amortization of fees and discounts) was 11.72%.” Please disclose that this yield is higher than what investors in the Fund will realize because it does not reflect the Fund’s expenses and any sales load paid by investors. Please explain to us why it is appropriate for the Fund to calculate yield based on “our unfunded obligations as if our unfunded obligations were fully funded.” Please also disclose, in this subsection, the Fund’s “total return based on net asset value” and “total return based on market value,” as shown on page F-30.

Response: The Fund has added the requested disclosure related to the discussion of the weighted average yield and the Fund’s “total return based on net asset value” and “total return based on market value” on page 2 of the Prospectus as requested. The Fund has also revised the disclosure on page 2 of the Prospectus related to the calculation of its weighted average yield to indicate that its unfunded obligations are not included in the yield calculation.

SBIC License, page 2

7.	Comment: Please disclose that an SBIC would enable the Fund to add leverage that does not count against the limit imposed on the Fund by the Investment Company Act of 1940.

Response: The Fund has added the requested disclosure on page 3 of the Prospectus.

Investment Strategy, page 6

8.	Comment: In the first paragraph, please define the term “upside participation interest.”

Response: The Fund has revised the disclosure on pages 6 and 80 of the Prospectus to not use the term “upside participation interest.”

9.	Comment: The disclosure, in the second paragraph, states: “The Adviser pursues investments…that offer high cash yields….” Please delete this statement. It is inconsistent with the Fund portfolio’s level of original issue discount (“OID”).

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund has revised the disclosure on page 6 of the Prospectus as requested.

Investment Criteria, page 6

10.	Comment: The first bullet, on page 6, states that the Fund seeks to invest in “[e]stablished companies with a history of positive operating cash flow.” Please explain to us how this statement is consistent with the Fund portfolio’s level of OID securities.

Response: The discounts in the Fund’s portfolio were generated in one of three ways: (i) securities purchased at a discount in the open market, (ii) a fee received from the borrower at the time of origination, which is accounted for like OID, or (iii) securities issued at OID. Any securities in our portfolio that fall into the third category above, are cases where the OID was in substance an upfront fee and not a substantial original issue discount.

Investment Advisory Agreement Fees, page 11

11.	Comment: Please clarify that, although the income incentive fee will be waived through 2016 and, thereafter, will only be paid on accrued PIK and other OID income when the accrual is actually collected, accrued OID income will still be included in the calculation of the base management fee regardless of the incentive fee waiver and whether the amount owed is ever collected.

Response: The Fund respectfully advises the Staff that, as disclosed on page 11 and elsewhere in the prospectus, the Fund will only waive its base management and/or incentive fees to the extent required in order for the Fund to earn a quarterly net investment income to support a minimum dividend. Further, the Fund advises the Staff that the disclosure requested is included on page 11 of the Prospectus as the last sentence of the second paragraph as well as elsewhere in the Prospectus.

Taxation, page 12

12.	Comment: The disclosure states that the Fund intends to elect taxation as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code. The Fund completed its initial public offering on February 11, 2014. Please disclose how the Fund has been taxed for its first year of operation and why it has not yet made a RIC election.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund respectfully advises the Staff that, in accordance with the provisions of the Internal Revenue Code the Fund intends to elect taxation as a RIC when it files its Federal tax returns for the fiscal year ended June 30, 2014. The Fund expects to file its Federal tax returns in March 2015. The Fund further advises the Staff that it has operated such that it qualifies to be treated as a RIC under Subchapter M of the Internal Revenue Code.

Risk Factors, page 14

13.	Comment: The last bullet, on page 16, states: “Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.” Please explain this statement by summarizing the subsection with this title on page 48 and including a citation to it. Please also disclose whether the “selling stockholders” are subject to lock-up agreements and, if so, how long they are.

Response: The Fund advises the Staff that the selling stockholders are no longer subject to any lock-up agreement. Accordingly, the Fund has revised the prospectus to remove references to any such lock-up agreement. In addition, the Fund has added a description of the risks related to a sale of substantial amounts of our common stock in the public market on page 7 of the Prospectus.

Fees and Expenses, page 17

14.	Comment: Please add a footnote to the “Annual Expenses” heading that conveys substantially the following information:

(#) “Net assets attributable to common stock” equals the weighted average of our consolidated net assets estimated for the current fiscal year, including anticipated net proceeds from offerings during the current fiscal year of $         million and anticipated borrowings during the current fiscal year of $        , equal to     % of our consolidated net assets or $         million.

Response: The amount of any offerings and borrowings (including any debt offerings) by the Fund depends on market conditions and the Fund cannot, at this time, project its estimated proceeds related to such offerings, if any. To the extent the Fund undertakes an offering in the future, the Fees and Expenses table will be updated and included in a prospectus supplement filed with the SEC to reflect that specific offering. Accordingly, the Fund has not added the requested footnote to the Fees and Expenses table in the prospectus.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

15.	Comment: Please include an additional line in the Example providing: “Total expenses assuming a 5% annual return solely from realized capital gains.”

Response: The Fund respectfully advises the Staff that the Example has been calculated as requested by the Staff. The Fund has also revised the disclosure to clarify that the Example was calculated assuming a 5% annual return solely from realized capital gains.

16.	Comment: The last sentence of the paragraph, on page 18, explaining the “ordinary income component” of the incentive fee states: “There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle and there is no delay of payment if prior quarters are below the quarterly hurdle.” Please clarify whether this statement relates to the discussion of the reversal of uncollectible OID accruals immediately preceding it.

Response: The Fund respectfully advises the Staff that the statement related to clawback of amounts previously paid is not related to any reversals of accrued income related to deferred interest (such as PIK or OID). As noted in the disclosure, any such reversals could result in a reversal of the accrued income related to deferred interest and possible reductions or eliminations of incentive fees in a quarter. The Fund has revised the disclosure on pages 18 and 100 of the Prospectus to clarify this point.

PIK interest payments we receive will increase our assets under management…., page 25

17.	Comment: Please disclose, in substance, the following additional risks of investing in PIK loans:

a)	The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans.

b)	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)	The deferral of PIK interest payments increases the Fund’s gross assets and, thus, increases the Adviser’s base management fees and also increases investment income, and, thus, increases the Adviser’s income incentive fees, at a compounding rate.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

d)	The deferral of PIK interest increases the loan-to-value ratio, which is a fundamental measure of loan risk.

e)	Even if the accounting conditions for PIK interest accrual are met, the borrower could still default when the Fund’s actual payment is due at the maturity of the loan.

Response: The Fund has added an additional risk factor entitled “Our investments may include PIK interest” on pages 40-41 of the Prospectus as requested.

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify or maintain our qualification as a RIC under Subchapter M of the Code, page 27

18.	Comment: The disclosure states: “To qualify as a RIC under Subchapter M of the Code, we must meet certain source-of-income, asset diversification and distribution requirements.” While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. Please revise the disclosure here and in the second paragraph of the subsection, “We have a limited operating history as a BDC and we have not yet elected to be treated as a RIC,” on page 21.

Response: The Fund acknowledges that Section 852 is technically about the treatment of a fund as a RIC rather than qualifying as a RIC, however, Section 852 provides that if the distribution requirement is not satisfied, the provisions of Subchapter M do not apply to a fund for calculating its tax. As a result, if the Fund does not satisfy the distribution requirements under Section 852, Subchapter M will not apply and the Fund will be subject to corporate-level tax. Accordingly, the Fund believes that the disclosure on pages 21 and 27 is appropriate to adequately discuss the risks related to the Fund’s qualification to be treated as a RIC.

Because we borrow money to make our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net investment income, page 32

19.	Comment: The last sentence of the first paragraph of this subsection states: “There is no limit on our ability to enter derivative transactions.” The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

•	be in plain English;

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

•	identify specifically the derivatives in which the fund intends to invest as part of its principal investment strategy;

•	be tailored to the fund’s specific use of derivatives, the extent of their use, and their related risks;

•	provide investors with a specific risk profile of the fund’s derivatives investments, rather than a list of risks of various derivative strategies.

•	explain the purpose of the fund’s derivatives trading;

•	and address the Fund’s degree of economic exposure (not just the amount invested).

Please revise the Fund’s derivative disclosure throughout the prospectus in substantial conformity with this guidance. This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that the Fund believes that its derivative disclosure is accurate and specifically describes the Fund’s expected use of derivatives, if any, and their risks. Please see the risk factor titled “We may expose ourselves to risks if we engage in hedging transactions” appearing on page 41 of the Prospectus for additional detail. The Fund confirms that the Prospectus accurately and specifically describes the Fund’s use of derivatives in a manner customized to currently proposed Fund operations. The Fund will review the disclosure related to derivative transactions on an ongoing basis and, to the extent the Fund enters into relevant transactions in the future, it will include specific disclosure on its use of derivatives.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock, page 48

20.	Comment: Please disclose that, as indicated on page 111, the Fund shares owned by Stifel are not subject to any lock-up period.

Response: The Fund advises the Staff that as of February 6, 2015, Stifel and the Cyrus Funds are no longer subject to any lock-up agreement. Accordingly, the Fund has revised the disclosure on page 48 of the Prospectus to remove references to any such lock-up agreement.

21.	Comment: Please disclose whether the 365-day lock-up period, to which the Cyrus-owned shares are subject, can be waived. If so, please disclose for whom, and for what reasons, the lock-up period can be waived.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund advises the Staff that as of February 6, 2015, the Cyrus Funds are no longer subject to any lock-up agreement. Accordingly, the Fund has revised the disclosure throughout the Prospectus to remove references to any such lock-up agreement.

22.	Comment: Please provide us with an analysis of the effects of Rule 144 under the Securities Act on the sales of Fund shares by Stifel and the Cyrus Funds.

Response: Rule 144 defines the term “affiliate” as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer.” Further, under Rule 144, a 10% holder of any class of equity securities or equity interests of a company is presumed to be an affiliate of such company. As disclosed in the Registration Statement, both Stifel and the Cyrus Funds hold more than 10% of the common stock of the Fund. Accordingly, unless the presumption of control under Rule 144 is rebutted, the shares held by Stifel and the Cyrus Funds will be subject to applicable Rule 144 limitations, which limit the ability of a 10% holder of a public company to dispose of its shares. Rule 144 provides, in part, that persons who have beneficially owned “restricted” shares of the Fund’s common stock for at least six months but who are affiliates (as defined in Rule 144) of the Fund at the time of, or any time during the 90 days preceding, a sale, would be subject to restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities then outstanding; or

•	the average weekly trading volume of our securities during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Fund.

Financing Facility, page 63

23.	Comment: It would aid investor understanding if this subsection included a diagram to illustrate the operation of the Fund’s “Financing Facility.”

Response: The Fund acknowledges the Staff’s comment, however, the Fund believes that adding diagram illustrating the operation of the Financing Facility would over-complicate the disclosure. Therefore, the Fund does not believe that adding a diagram would aid in the understanding of the disclosure related to the Financing Facility.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

24.	Comment: The components of the acronym “TRS” are not identified until page F-13. Please clarify in this subsection that a “TRS” is a “total return swap.”

Response: The Fund has revised the disclosure on page 63 of the Prospectus as requested.

25.	Comment: Please describe, in plain English, the mechanics and the relationship of the securitization transaction using the SPV and the total return swaps using the SPV-issued notes. This description should also include the leverage built into the swaps; and the risks the swaps create for the Fund.

Response: The Fund acknowledges the Staff’s comment, however, the Fund believes the disclosure relating to the Financing Facility is adequate for a reader to understand the structure of the Financing Facility. The Fund has, however, added a cross reference to the Notes to the Fund’s Consolidated Financial Statements.

26.	Comment: Please explain, in plain English, the “embedded derivative” in the SPV-issued notes.

Response: The Fund acknowledges the Staff’s comment, however, the Fund believes the disclosure relating to the Financing Facility, including the embedded derivative, is adequate for a reader to understand the structure of the Financing Facility. The Fund has, however, added a cross reference to the Notes to the Fund’s Consolidated Financial Statements.

27.	Comment: Please provide disclosure addressing the following issues:

a)	How will the Fund satisfy the asset coverage requirements of Section 18(a), as modified by Section 61(a), of the Investment Company Act with respect to the total return swaps?

Response: Consistent with the Staff’s guidance regarding total return swaps for purposes of the asset coverage requirements of Section 18 of the 1940 Act, applicable to it as a business development company under Section 61 of the 1940 Act, the Fund treats the assets underlying the total return swap as assets of the Fund for such regulatory purposes.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

b)	Will Section 55(a) of the Investment Company apply to the reference securities of the total return swaps and, if so, how?

Response: Section 55(a) of the Investment Company Act will apply to the assets underlying the total return swap because the assets are held by CM SPV, a wholly owned subsidiary of the Fund that is consolidated with the Fund. See Note 1 to the Fund’s Consolidated Financial Statements as of and for the quarter ended December 31, 2014.

c)	Is the calculation of the base management fee affected by the total return swaps and, if so, how? How does the Fund calculate the income and capital gain incentive fees on the total return of the swaps?

Response: The base management fee is not affected by the total return swap. As disclosed in Note 7 to the Company’s financial statements, even though the investment advisory agreements permits that base management fees be charged on total assets excluding cash, the Company excludes the fair value of the total return swaps and cash from total assets to compute base management fees. See excerpt of disclosure below:

On February 5, 2014, upon the Company’s election to be regulated as a BDC, the Company entered into an Investment Advisory Agreement with the Investment Manager. Pursuant to this agreement, the Company has agreed to pay to the Investment Manager a base management fee of 1.75% of gross assets, as adjusted, including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents and “fair value of derivatives associated with the Company’s financing,” and an incentive fee consisting of two parts. [Emphasis added.]

The calculation of the income and capital gains incentive fee is not affected by the total return swap.

Board Approval of the Investment Advisory Agreement, Page 105

28.	Comment: The disclosure does not meet the specificity requirements of Instruction 6.f. to Item 24 of Form N-2. Specifically: “Conclusory statements or a list of factors will not be considered sufficient disclosure under Instruction 6.e. Relate the factors to the specific circumstances of the Registrant and the investment advisory contract and state how the board evaluated each factor.” Please provide the required disclosure.

Response: The Fund has revised the disclosure on page 106 of the Prospectus as requested.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Determination of Net Asset Value, page 113

29.	Comment: Please disclose whether the board has adopted written fair value policies and procedures in accordance with Section 2(a)(41) of, and Rule 2a-4(a)(1) under, the Investment Company Act.

Response: The Fund has revised the disclosure on page 115 of the Prospectus as requested.

30.	Comment: Please disclose whether the board will review and approve in advance the valuation methodologies of the independent valuation firms it will use to assist it and that the board will regularly review the historical accuracy of these methodologies. See Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers, (December 17, 2003).

Response: The Fund confirms that the Fund’s board of directors and/or the valuation committee thereof generally oversees the appointment of any third party valuation service firm and periodically evaluates the performance and methodologies of any such third party valuation firm.

Financial Statements

31.	Comment: File an updated consent with the amended N-2 filing.

Response: The Company has filed an updated consent as an exhibit to the Registration Statement.

32.	Comment: Update with the unaudited quarterly information if the 12/31/14 Form 10-Q is filed before effectiveness. (The Form 10-Q is due February 14, 2015.)

Response: The Company has updated the Registration Statement to include the unaudited quarterly information at December 31, 2014.

Filing History:

33.	Comment: Please explain why a 10-Q for the 12/31/13 reporting period was filed. The Registrant was not declared effective until 2/5/2014, therefore, the Registrant was not a BDC until 2/5/2014.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: Rule 13a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) states in part that,

“every issuer that has securities registered pursuant to Section 12 of the [1934] Act and is required to file annual reports pursuant to section 13 of the [1934] Act . . . and intends to file such reports on Form 10-K, shall file a quarterly report on Form 10-Q . . . for the first fiscal quarter subsequent to the quarter reported upon in the registration statement.” was required to file a Form 10-Q “for the first fiscal quarter subsequent to the quarter reported upon in the registration statement.”

The Fund’s first fiscal quarter subsequent to the quarter reported upon in the registration statement was December 31, 2013. Accordingly, in compliance with Rule 13a-13 under the 1934 Act, the Fund filed a Form 10-Q with the SEC for the quarter ended December 31, 2013.

June 30, 2014 financial statements:

Page F-33: Audited Consolidated Statement of Assets and Liabilities:

34.	Comment: Disclose any payables to Trustees separately, in accordance with Article 6-04-12(b)(1) of Regulation S-X:

Response: The Fund hereby undertakes to disclose any payable in accordance with Article 6-04-12(b)(1) in future financial statements filed with the Commission.

Page F-34: Audited Consolidated Statement of Operations:

35.	Comment: We note that “Other Expenses” represent 9.51% of “Total Expenses”. Have the disclosure requirements of Article 6-07.2(b) of Regulation S-X been met?

Response: The Fund hereby confirms that the disclosure requirements of Article 6-07.2(b) of Regulation S-X have been met.

36.	Comment: We note “Other Fee Income” in the amount of $601,590. Please include detail of this fee income either on the face of the Statement of Operations or in the Notes to Financial Statements so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund hereby undertakes to include details of the reference fee income as requested in the notes to future financial statements filed with the SEC.

Page F-35: Audited Consolidated Statement of Changes in Net Assets:

37.	Comment: We note “Dividends” in the amount of $7,089,351. Disclose the nature of the distributions. Refer to Article 6-09.3 of Regulation S-X. Additionally, any tax return of capital distributions should be disclosed separately. Refer to the AICPA Audit Guide of Investment Companies as of May 1, 2014 (AAG-INV 7.134c):

Response: The Fund respectfully advises the Staff that it expects all dividends paid to date will be paid from ordinary income and not as a return of capital. The exact nature of any distributions paid by the Fund for the calendar year ended December 31, 2015 will not, however, be determined until the end of the calendar year. The Fund hereby undertakes to disclose the nature of dividends declared in future financial statements filed with the SEC.

Pages F-37-F-38: Audited Consolidated Schedule of Investments:

38.	Comment: Please explain why only the Virgin American warrants are marked as non-income producing.

Response: The equity, warrants and other investments in the Fund’s Consolidated Schedule of Investments for the periods ended after June 30, 2014 have been updated to indicate that such investments are non-income producing investments as appropriate.

39.	Comment: We note that certain portfolio holdings pay PIK interest. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid.

Response: The Fund acknowledges the Staff’s comment and notes that it has disclosed in the Fund’s schedule of investments the applicable cash and PIK interest rate.

40.	Comment: Footnote (4) identifies those portfolio companies that are not qualifying assets. Please explain the significance of non-compliance with Section 55(a) of the 1940 Act in future filings. Refer to Instruction 1b to Item 8.6c of Form N-2.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund acknowledges the Staff’s comment and hereby undertakes to explain the significance of non-compliance with Section 55(a) of the 1940 Act in future filings.

Page F-62: Financial Highlights:

41.	Comment: Disclose the nature of the “dividends declared”. Refer to Item 4.1.c of Form N-2.

Response: The Fund respectfully advises the Staff that it expects all dividends paid to date will be paid from ordinary income and hereby undertakes to disclose the nature of dividends declared in future financial statements filed with the SEC.

42.	Comment: Please explain why the “sales load” is disclosed as a per share element of the financial highlights table. The sales load is paid by shareholders and is not an expense of the fund. Refer to the AICPA Audit Guide of Investment Companies, AAG-INV 8.30.

Response: The Fund hereby undertakes to remove “sales load” as a per share element of the financial highlights table in future financial statements filed with the SEC.

Notes to Financial Statements:

43.	Comment: Page F-46 discloses the components of distributable earnings on a tax basis of $(153,157). Please reconcile this total to the total of distributable earnings on the Audited Consolidated Statement of Assets and Liabilities of $1,392,368, which is the sum of “distributions in excess of net investment income” and “net unrealized appreciation on investments”.

Response: The Audited Consolidated Statement of Assets and Liabilities for the Fund are prepared in accordance with GAAP and therefore, represent gains and losses since the inception of the Fund’s predecessor, CM Finance LLC, in March 2012. In conjunction with the Fund’s initial public offering on February 5, 2014, CM Finance LLC and CM Finance Inc merged and for GAAP purposes there was a continuation of the operations of the Fund. For tax purposes, however, CM Finance LLC was liquidated and CM Finance Inc was deemed to acquire the assets from CM Finance LLC at the fair value on the merger date.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

As such, the GAAP numbers are from inception through June 30, 2014 and the tax numbers are from the merger date through June 30, 2014.

44.	Comment: Page F-56- In the chart detailing the ranges of significant unobservable inputs used to value the Company’s Level 3 investments, bifurcate the fair value by valuation methodology. For example, the “Senior Secured First Lien Term Loans” with a market value of $112,078,038 are disclosed as being valued using “yield analysis”, “broker quoted” and “collateral coverage”. Refer to the AICPA Expert Panel Meeting Minutes: November 8, 2012 meeting:

The SEC staff also referred to the SEC Corp Fin staff remarks at the recent AICPA Banking Conference (http://www.sec.gov/news/speech/2012/spch091212sc.pdf) discussing themes of comments which Corp Fin staff have been giving to registrants. One of the themes was regarding the use of multiple valuation techniques for certain classes of instruments, where such valuation techniques are not bifurcated and there is no disclosure of the fair value under each valuation technique. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flow valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique.

Response: The Fund acknowledges the Staff’s comment and hereby undertakes to bifurcate the fair value by valuation methodology.

45.	Comment: Page F-58- Note 7 discloses commitments and contingencies and contains a table detailing unfunded commitments. Note (2) to the Audited Consolidated Schedule of Investments discloses “principal amount includes capitalized PIK interest and is net of repayments and unfunded commitments”. Please explain the presentation of unfunded commitments. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

The EP noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

Response: The Fund hereby undertakes to disclose the value of unfunded commitments separately in future financial statements filed with the SEC.

46.	Comment: Page F-59- Please confirm that a capital gains incentive fee accrual is made based on unrealized gains. Refer to the AICPA Audit Risk Alert 2011/2012, “Investment Company Industry Developments”, section .82:

.82 Certain BDCs are accruing incentive fees in their financial statements based on the amount by which net realized gains (that is, realized gains less realized losses) exceed unrealized losses and are excluding unrealized gains in this calculation. This incentive fee accrual methodology is not in accordance with the accrual basis of accounting in generally accepted accounting principles (GAAP) or TIS section 6910.29. BDCs should accrue incentive fees based on the amount by which net realized gains and unrealized gains exceed unrealized losses even though Section 205(b)(3) of the Advisers Act prohibits advisers from receiving payment of fees based on unrealized gains.

Response: The Fund hereby confirms that the capital gains incentive fee accrual is made based on unrealized gains. In addition, the Fund has added disclosure on page 101 of the Registration Statement regarding this matter.

47.	Comment: Page F-59- Please add disclosure that the fees permanently waived by the adviser are not subject to future repayment by the BDC.

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

Response: The Fund hereby undertakes to add the requested disclosure in future financial statements filed with the SEC.

48.	Comment: Page F-61- Please use the term “distributions” rather than “dividends” when describing distributions declared since the nature of the distribution is not known at the time of declaration. This comment applies to all portions of the Registration Statement.

Response: The Fund has revised the disclosure in the Prospectus as requested. The Fund also hereby undertakes to revise the disclosure in future financial statements filed with the SEC.

49.	Comment: Please include a chart in both the Registration Statement and financial statements that detail the source of the distributions paid to shareholders (net investment income, gains, offering proceeds, borrowings, expense reimbursement from sponsor, etc…) and disclose what the character of the distributions would have been absent any expense reimbursement agreements.

Response: The Fund hereby undertakes to add the requested chart in future financial statements filed with the SEC.

50.	Comment: Please confirm whether the Fund holds liquid assets sufficient to cover its unfunded commitments in a segregated account or otherwise sets aside liquid assets for this purpose. Please note that if liquid assets are not held in a segregated account, such unfunded commitments will be deemed a senior security.

Response: The Fund respectfully advises the Staff that it had sufficient liquid assets as of December 31, 2014 and June 30, 2014 to cover its unfunded commitments. The Fund further advises the Staff that it will maintain a policy to set aside liquid assets sufficient to cover its unfunded commitments. The Fund hereby undertakes to include disclosure regarding this policy in future financial statements filed with the SEC.

*        *        *         *        *

Mr. James O’Connor

Christina DiAngelo Fettig

Division of Investment Management

March 5, 2015

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Stephani Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Michael C. Mauer, CM Finance Inc